United States securities and exchange commission logo





                           April 9, 2024

       Guillaume Lefevre
       Interim Chief Executive Officer
       Presto Automation Inc.
       985 Industrial Road
       San Carlos, CA 94070

                                                        Re: Presto Automation
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 5, 2024
                                                            File No. 333-278514

       Dear Guillaume Lefevre:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeff
Kauten at 202-551-3447 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Will Burns